[Security Benefit Letterhead]

November 16, 2011

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:           Ms. Kimberly Browning

Re:	Security Income Fund (File Nos. 002-38414 and 811-02120) (the “Registrant”)

Dear Ms. Browning:

On behalf of the Registrant, we are transmitting for filing pursuant to the Investment Company Act of 1940 (“1940 Act”) and Rule 485(b) under the Securities Act of 1933 (“1933 Act”) Post-Effective Amendment No. 99 to the Registrant’s registration statement on Form N-1A relating to three of its underlying series, the Rydex│SGI Total Return Bond Fund, Rydex│SGI Macro Opportunities Fund and Rydex│SGI Floating Rate Strategies Fund (the “Funds”).  No fees are required with this filing.  The attached Post-Effective Amendment does not contain disclosures that render it ineligible to become effective pursuant to Rule 485(b).

We also wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 97 to the Registrant’s registration statement filed pursuant to Rule 485(a)(2) under 1933 Act on September 2, 2011 relating to the Funds.  The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and Stephen Cohen of Dechert LLP on November 10, 2011.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.  A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Comments Relating to the Prospectus

1.	Fee Tables

a.
Comment:                      The SEC staff notes that values in each Fund’s “Fee Table” were not provided in Post-Effective Amendment No. 97 to the Registrant’s registration statement filed pursuant to Rule 485(a)(2) under 1933 Act on September 2, 2011.  Please confirm in your response that including such values in a filing pursuant to Rule 485(b) does not constitute a material change that would require the Registrant to make a filing pursuant to Rule 485(a).  In the future, please attempt to include completed “Fee Tables” in filings made under Rule 485(a).

Response:                      The Registrant does not believe that including the values in each Fund’s “Fee Table” should be deemed a material change that would require the Registrant to make a filing pursuant to Rule 485(a) under the 1933 Act.  For illustration, as the SEC staff is aware, in the case of an existing fund, the values provided in the “Annual Fund Operating Expenses” are derived from amounts incurred during the fund’s most recent fiscal year, based on the fund’s financial statements as calculated and prepared pursuant to Regulation S-X.  Rule 485(b)(1)(i) under the 1933 Act provides that an existing fund may file a registration statement pursuant to Rule 485(b) if it filed for the purposes of bringing the financial statements up to date under Section 10(a)(3) of the 1933 Act or Rules 3-12 or 3-18 of Regulation S-X.  An existing fund is thus explicitly permitted to update the values included in the “Fee Table” under Rule 485(b)(1)(i).  By analogy, the Registrant believes that a new fund may also update its “Fee Table” in a filing made pursuant to Rule 485(b).  We are not aware of any SEC guidance to the contrary and the Registrant notes that it is customary practice for new funds to leave blank values in their “Fee Tables” in registration statements filed pursuant to Rule 485(a) and later provide the values in registration statements filed pursuant to Rule 485(b).  Nevertheless, the Registrant will consider the SEC staff’s recommendation when registering new funds in the future.

b.
Comment:                      Please update each Fund’s “Annual Fund Operating Expenses” table to include “Acquired Fund Fees and Expenses” to the extent that the fees and expenses incurred indirectly by the Fund as a result of investments in shares of one or more acquired funds are anticipated to exceed 0.01% of average net assets of the Fund.

Response:                    The Registrant does not anticipate that the fees and expenses incurred indirectly by a Fund as a result of investments in shares of one or more acquired funds will exceed 0.01% of the average net assets of the Fund.  As a result, we have not revised the Funds’ “Annual Fund Operating Expenses” tables in response to this comment.

c.
Comment:                      To the extent that the anticipated interest expenses relating to a Fund’s short selling activity materially affect the Fund’s “Other Expenses,” please subdivide the “Other Expenses” caption to identify the corresponding interest expenses.

Response:                    The Registrant does not anticipate that the interest expenses incurred in connection with short selling activity will materially affect the Funds’ “Other Expenses.”  As a result, we have not revised the Funds’ “Annual Fund Operating Expenses” tables in response to this comment.

d.
Comment:                      Please acknowledge in your response letter that, if a Fund’s “Total annual fund operating expenses after fee waiver (and/or expense reimbursement)” increases materially compared to the amount shown in the “Fee Table” as a result of an unforeseen material amount of extraordinary and other expenses excluded from the contractual fee waiver/expense reimbursement agreement, the Registrant will supplement the Fund’s prospectus and notify shareholders of the material change.

Response:                    We acknowledge that, if a Fund’s “Total annual fund operating expenses after fee waiver (and/or expense reimbursement)” were to increase materially, the Registrant will consider its disclosure obligations and, if necessary, will supplement the Fund’s prospectus to notify investors of the change.

2.	Principal Investment Strategies

a.
Comment:                      Please refrain from using generalities and open-ended terms (e.g., “including,” “such as,” “without limitation,” and “but not limited to”) in the descriptions of the principal investments and update the Funds’ principal investment strategies to describe with specificity the principal investments and strategies the Funds will use.

Response:                    We have considered the requested changes and modified the disclosure.

b.
Comment:                      To the extent that a Fund has a policy to invest, under normal circumstance, at least 80% of the value of its assets in the particular type of investment suggested by it name pursuant to Rule 35d-1 under the 1940 Act, please state that “assets” means net assets, plus the amount of any borrowings for investment purposes.

Response:                    We have implemented the requested changes and modified the disclosure.

c.	Comment: To the extent that a Fund principally invests in defaulted securities, please update the “Principal Investment Strategies” and “Principal Risks” to discuss such investments.

Response:                    None of the Funds intend to principally invest in defaulted securities.

d.	Comment: To the extent that a Fund principally invests in derivatives for speculative purposes, please update the “Principal Investment Strategies” and “Principal Risks” to discuss such investments.

Response:                    We have implemented the requested changes and modified the disclosure.

e.
Comment:                      Please modify the disclosure regarding the definition of high yield securities provided in the “Principal Investment Strategies” (i.e., rated below investment grade by a nationally recognized statistical rating organization or, if unrated, determined to be of comparable quality).

Response:                    We have implemented the requested change.

f.	Comment: Please indicate whether the payment of interest by a Fund’s investments will be fixed or variable rate.

Response:                    We have implemented the requested change.

g.	Comment: To the extent that a Fund is managed to a specific maturity or duration, please provide disclosure in the “Principal Investment Strategies.”

Response:                    None of the Funds are managed to a specific maturity or duration.

h.
Comment:                      To the extent that a Fund will be investing a specific amount in securities issued in foreign and emerging market countries, please provide disclosure in the “Principal Investment Strategies.”

Response:                    None of the Funds will be investing a specific amount in securities issued in foreign and emerging market countries.

i.	Comment: On page 8, please remove the reference “to the extent authorized by the Investment Company Act of 1940” to avoid confusing shareholders who are not familiar with that legislation.

Response:                    We have implemented the requested change.

3.	Principal Risks

a.	Comment: Please review the disclosure to ensure that, for each principal investment strategy, there is corresponding risk disclosure.

Response:                    We have reviewed the disclosures and implemented the requested change, if it was necessary.

b.	Comment: Please tailor the “Leverage Risk” to disclose only those types of investments and strategies in which a Fund will principally engage to create leverage.

Response:                    We have implemented the requested change.

4.	Additional Information Regarding Investment Objectives and Strategies

a.
Comment:                      On page 16, please remove the sentence that reads “In seeking to meet its investment objective, a Fund may invest in any type of security or instrument whose investment characteristics are consistent with the Fund’s investment program” as it does not comply with the principles of Form N-1A to provide specific disclosure.

Response:                    We have removed the referenced sentence.

b.	Comment: Please confirm that there are no additional principal strategies discussed in this section that should be disclosed in the Fund summary “Principal Investment Strategies.”

Response:                    We confirm that there are no additional principal strategies discussed in this section that should be disclosed in the Fund summary “Principal Investment Strategies.”

5.	Descriptions of Principal Risks

a.
Comment:                      In your response letter, please explain the purpose of the sentence that reads “[i]n addition, investors should note that, to the extent authorized by law, each Fund reserves the right to discontinue offering shares at any time, to merge or reorganize itself or a class of shares, or to cease operations and liquidate at any time.”

Response:                    The purpose of the sentence is to put shareholders on notice that a Fund may in the future close to new investments, merge or reorganize or cease operation and liquidate.  The disclosure is not intended to avoid complying with any applicable laws that would require notice to shareholders or shareholder approval, but rather is designed to inform shareholders that the aforementioned actions may occur at any time and such actions would only be implemented if they are permitted by law.

b.	Comment: The SEC staff notes that “Active Trading Risk” is provided as a risk. Please include “Active Trading Risk” to the Funds’ summary of “Principal Risks,” if appropriate.

Response:                    We have implemented the requested change.

c.	Comment: Under the “Asset-Backed and Mortgage-Backed Securities Risk,” please disclose the principal types of underlying loans for the asset-backed securities in which the Funds may invest.

Response:                    We have implemented the requested change.

SAI

6.	Investment Methods and Risk Factors

Comment:                      In the sub-section entitled “Borrowing,” please confirm that a Fund (other than the Macro Opportunities Fund) will provide shareholders with notice prior to borrowing more than 5% to leverage the Fund for investment purposes.

Response:                    We confirm that, if a Fund  (other than the Macro Opportunities Fund) intends to borrow more that 5% to leverage the Fund, the Fund will provide appropriate notice and update its registration statement, as appropriate.

7.	Investment Restrictions

a.	Comment: In the interpretations to the “Fundamental Policies,” please include a definition for the term “diversified company” under the 1940 Act.

Response:                    We have implemented the requested change.

b.
Comment:                      Under the “Fundamental Policies,” please confirm that the parenthetical “(other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or tax-exempt obligations issued or guaranteed by U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing)” complies with 1940 Act and the rules and guidance thereunder.

Response:                   We believe that the disclosure in the parenthetical is consistent with the Division of Investment Management’s guidance as published in Release No. IC-9785, which provides that “[i]n the Division’s view, the statement of policy required by Section 8(b)(1)(E) of the [1940] Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”1 (Emphasis added.)

c.	Comment: In the interpretations to the “Fundamental Policies,” please add additional detail regarding the extent to which the 1940 Act permits investments in commodities.

Response:                    We have implemented the requested change.

d.
Comment:                     In the first sentence in the interpretations to the “Fundamental Policies,” please revise the disclosure to indicate that a Fund will treat issuers of syndicated bank loans in the same manner for the purposes of the Fund’s industry concentration policy as it does for the purposes of the Fund’s diversification policy, if applicable.

Response:                   We revised the interpretation to note that a Fund will consider the issuer of a syndicated bank loan in the same manner for the purposes of the Fund’s industry concentration policy as it does for the purposes of the Fund’s diversification policy.

e.	Comment: In the first sentence in the interpretations to the “Operating Policies,” please clarify the language relating to a Fund’s ability to pledge assets.

Response:                    We have implemented the requested change
Other

8.	Representations

Comment:                     Please include standard Tandy representation language.

Response:                    The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

1
Certain Matters Concerning Investments Companies Investing in Tax-Exempt Securities, SEC Release No. IC-9785 (May 31, 1977).  See also, Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. IC-13436 (Aug. 12, 1983), which states “the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

*      *      *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC